

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partners Investment Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W. 601 Riverside Avenue #1510
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene G. Branson (509) 383-4432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Le Master & Daniels PLLC
(Name – *if individual, state last, first, middle name*)

W. 601 Riverside Avenue #700	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene G. Branson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partners Investment Network, Inc., as of August 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
State of Washington
YVONNE IRELAND
My Appointment Expires Oct 22, 2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH, D.C.
187
SECTION

PARTNERS INVESTMENT NETWORK, INC.

Financial Statements and Independent Auditors' Report

June 30, 2003

Partners Investment Network, Inc.

Contents



LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Partners Investment Network, Inc., as of June 30, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partners Investment Network, Inc., as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
August 7, 2003

Partners Investment Network, Inc.

Statement of Financial Condition — June 30, 2003

Assets

Cash		$ 119,830
Deposit with clearing organization		25,000
Receivable from clearing organization		105,810
Marketable securities		2,115
Furniture, equipment, and leasehold improvements, net		39,974
Customer lists, net of accumulated amortization of $31,960		39,613
Income taxes receivable		1,652
Other assets		10,329
		$ 344,323

Liabilities and Stockholders' Equity

LIABILITIES:		
Accrued payroll expenses		$ 55,145
Profit sharing payable		4,035
Other accounts payable		1,511
Total liabilities		60,691
STOCKHOLDERS' EQUITY:		
Common stock – no par value; 500,000 shares authorized; 117,775 shares issued and outstanding	$ 203,411	
Retained earnings	80,221	
Total stockholders' equity		283,632
		$ 344,323

See accompanying notes to financial statements.

Partners Investment Network, Inc.

Statement of Operations — Year Ended June 30, 2003

REVENUES:		
Commissions		$ 1,064,576
Investment losses, net		(7,994)
Interest and dividends		772
Other income		42,567
		1,099,921
EXPENSES:		
Salaries	$ 589,852	
Occupancy and equipment rental	144,154	
Insurance	91,160	
Payroll taxes	51,621	
Brokerage fees	62,465	
Depreciation and amortization	32,852	
Taxes, other than income taxes	24,741	
Legal and accounting	29,451	
Telephone	25,124	
Other expense	21,606	
Contract commissions	12,543	
Office supplies and postage	13,385	
Membership, dues, and publications	9,082	
Profit sharing	4,035	
Advertising	1,561	
		1,113,632
LOSS BEFORE INCOME TAX		(13,711)
FEDERAL INCOME TAX		-
NET LOSS		$ (13,711)

See accompanying notes to financial statements.

Partners Investment Network, Inc.

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2003

	Common Stock		Common Stock	Retained	
	Shares	Amount	Subscriptions	Earnings	Total
BALANCES, BEGINNING OF YEAR	106,896	$ 179,596	$ (21,000)	$ 93,932	$ 252,528
ADD (DEDUCT):					
Exercise of stock options	10,879	23,815	-	-	23,815
Proceeds from stock subscription	-	-	21,000	-	21,000
Net loss	-	-	-	(13,711)	(13,711)
BALANCES, END OF YEAR	117,775	$ 203,411	$ -	$ 80,221	$ 283,632

See accompanying notes to financial statements.

Partners Investment Network, Inc.

Statement of Cash Flows — Year Ended June 30, 2003

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (13,711)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		18,537
Amortization		14,314
Decrease (increase) in assets:		
Receivable from clearing organization		(19,428)
Federal income tax receivable		2,743
Marketable securities, net		7,994
Other assets		3,515
Decrease in liabilities:		
Accounts payable and accrued liabilities		(11,388)
Profit sharing payable		(2,356)
Net cash provided by operating activities		220
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(22,266)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	$ 23,815	
Proceeds from stock subscription	21,000	
Net cash provided by financing activities		44,815
NET INCREASE IN CASH		22,769
CASH, BEGINNING OF YEAR		97,061
CASH, END OF YEAR		$ 119,830

Supplemental Disclosure of Cash Flows Information:

Cash paid for interest	$ 139

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Partners Investment Network, Inc. (the Company) was organized on May 31, 1988. The Company is registered with the Securities and Exchange Commission as a broker/dealer of securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The majority of the Company's clients are located in the Pacific Northwest.

The Company has an agreement (the Clearing Agreement) with a clearing organization (the Clearing Organization) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (the SEC) Rule 15c3-3(k)(2)(ii).

Summary of Significant Accounting Policies:

Revenue recognition – Commission revenues and expenses from customer securities transactions are recorded on a trade-date basis.

Cash equivalents – For purposes of balance-sheet classification, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Marketable securities – Marketable securities consist of equity securities and are stated at market value. Proprietary securities transactions are recorded on the trade date, as if they had settled. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business. The difference between cost and market (or fair value) is included in the statement of operations.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are stated at cost. Depreciation on furniture and equipment is provided over the estimated useful lives of the individual assets ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major additions and betterments are charged to the equipment and leasehold improvements accounts. Costs of maintenance and repairs that do not extend the life of the respective asset are expensed.

Customer lists – Customer lists are amortized on the straight-line method over a period of five years, the estimated useful life of the lists. The carrying value is periodically reviewed for impairment based on expected future cash flows.

Accounting for long-lived assets – The Company records impairment losses on long-lived assets used in operations whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated undiscounted future cash flows. An impairment is recognized to the extent that the sum of discounted estimated future cash flows expected to result from the use of the asset is less than the asset's carrying value.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Summary of Significant Accounting Policies (continued):

Income taxes – The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* Under the asset and liability method prescribed by SFAS No. 109, deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. There were no material temporary differences at the balance-sheet date, so no deferred tax assets or liabilities are reflected in the accompanying financial statement.

Credit risk – The Company deposits its cash and temporary cash investments with high quality financial institutions. At times, such deposits and investments may be in excess of the insurance limits provided by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Comprehensive income – Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from nonowner sources. Other comprehensive income (loss) includes foreign currency items and minimum pension liability adjustments. Accumulated other comprehensive income is reported in the statements of financial condition and changes in stockholders' equity. The Company has not had components of other comprehensive income during the current year or in the prior years. As a result, comprehensive income is the same as net income for the year ended June 30, 2003, and the statements of financial condition and changes in stockholders' equity do not include accumulated other comprehensive income.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — CLEARING AGREEMENT:

The Clearing Agreement provides the Clearing Organization with a lien upon and security interest in all of the Company's property held by the Clearing Organization, including but not limited to securities, deposits, cash, and receivables. Substantially all of the Company's receivables and securities are held at the Clearing Organization.

Pursuant to the Clearing Agreement, the Company is required to maintain a collateral deposit of $25,000 against potential losses due to nonperformance by its customers.

NOTE 3 — MARKETABLE SECURITIES:

Marketable securities consist of an investment in common stock at quoted market value of $2,115. An unrealized loss of $7,994 for the year ended June 30, 2003, is included in the statement of operations.

NOTE 4 — FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment, and leasehold improvements at June 30, 2003, are summarized as follows:

Office equipment	$ 137,302
Furniture and fixtures	90,008
Leasehold improvements	5,949
	233,259
Less accumulated depreciation and amortization	(193,285)
	$ 39,974

NOTE 5 — LEASE COMMITMENTS:

The Company leases office, storage, and parking space in Spokane, Washington, under agreements that are accounted for as operating leases that expire June 30, 2004. Minimum monthly payments include base rent and shared operating costs that are adjusted annually on January 1.

The Company leases office space in Wenatchee, Washington, under a month-to-month lease agreement.

The Company also leases information retrieval equipment and office equipment under various operating leases.

Rent expense for both office space and equipment for the year ended June 30, 2003, was $144,154.

Future minimum lease payments under operating leases are as follows:

Year Ending June 30,	Amount
2004	$71,160

NOTE 6 — LINE OF CREDIT:

The Company has a line of credit agreement with a bank that is personally guaranteed by the stockholders. This line of credit provides for borrowings up to $200,000 and accrues interest at the bank's index rate plus 0.25% (5% at June 30, 2003). The line of credit matures September 10, 2003. At June 30, 2003, there was no outstanding balance.

NOTE 7 — OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the Clearing Agreement, the Clearing Organization acts as principal in agency transactions. If the agency transaction does not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 — INCOME TAXES:

The provision for federal income tax in the accompanying statement of operations differs from the amount computed at the current federal statutory rates as set forth below at June 30, 2003:

Tax benefit at current federal statutory rates	$ (2,050)
Effect of nondeductible items and other	2,050
Income tax expense (benefit)	$ -

NOTE 9 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $191,597, which was $141,597 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.32 to 1 at June 30, 2003.

NOTE 10 — PROFIT-SHARING PLAN:

The Company has a qualified 401(k) savings and profit-sharing plan for all eligible employees who have attained 21 years of age and completed 1,000 hours of service within the first 12 consecutive months of employment.

The Company's contributions to the 401(k) plan are based on top-heavy minimum contribution calculations as well as on the Board of Directors' discretion.

NOTE 11 — STOCK OPTION AGREEMENTS:

The Company may from time to time grant certain key employees the option to purchase shares of the Company's common stock at fixed prices. As of June 30, 2003, the Company had a single stock option agreement which remained outstanding and in effect. This stock option agreement originally granted the key employee an option to purchase a total of 20,349 shares of the Company's common stock, of which 4,319 remained outstanding as of June 30, 2003. The stock option agreement includes terms that state that the Company, through the issuance of a cash bonus, will annually fund the exercise price of all current year exercises by this key employee. Accordingly, the Company may incur compensation expense on an annual basis based on the terms of this stock option agreement.

Options activity during the year ended June 30, 2003, is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	15,198	$ 2.62
Expired	-	-
Exercised	(10,879)	2.62
Outstanding at end of year	4,319	2.62

The following table summarizes information about fixed-price stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.62	4,319	0.5 years	$2.62	-	$ -

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option agreements had been determined in accordance with the fair value method prescribed in SFAS No. 123. As the Company has not granted any stock options during the current year and no options vested during the current year, there is no pro forma effect on the current year reported net loss.

NOTE 12 — RELATED-PARTY TRANSACTIONS:

The Company receives reimbursement for back office services provided to an entity related by common ownership and management. Total reimbursements received for the year ended June 30, 2003, were $127,358 . There were no amounts due from the related party at year end.

SUPPLEMENTAL INFORMATION

Partners Investment Network, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission — June 30, 2003

NET CAPITAL:		
Total stockholders' equity		$ 283,632
DEDUCTIONS AND CHARGES:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	$ 39,974	
Customer lists	39,613	
Income taxes receivable	1,652	
Other assets	10,479	
Total deductions and charges		91,718
HAIRCUTS ON SECURITIES		317
NET CAPITAL		$ 191,597
AGGREGATE INDEBTEDNESS:		
Accrued payroll expenses		$ 55,145
Profit sharing payable		4,035
Other accounts payable		1,511
TOTAL AGGREGATE INDEBTEDNESS		$ 60,691
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital, the greater of $50,000 or 6 2/3rd% of aggregate indebtedness		$ 50,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 141,597
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.32 to 1

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

A reconciliation with the Company's computations of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

See accompanying independent auditors' report.



LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5


SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C.
187
SECTION

Board of Directors
Partners Investment Network, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Partners Investment Network, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: [1] making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

LeMaster & Daniels PLLC

Spokane, Washington
August 7, 2003